January 10, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:           AMCOL International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011 (the “2011 Form 10-K”)
Filed February 29, 2012
File No. 001-14447

Dear Ms. Jenkins:

We are writing with respect to the Staff’s comment letter dated December 18, 2012.  In a letter dated December 27, 2012, we advised the Staff that we expected to respond the Staff’s comments on or before January 10, 2013.  We continue to diligently prepare our response and gather the information requested.  However, due to the limited availability of certain members of our accounting and finance staff during the holiday season and due to timing considerations in connection with our year-end closing process, we are unable to respond by such date.

We hereby respectfully request an additional extension.  We plan to file our response on or before January 16, 2013.

If you have any questions regarding these matters or require any additional information, please contact me at 847-851-1626.

Very truly yours,

Donald W. Pearson
Chief Financial Officer